UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $1.00

Warrants to Purchase Common Stock with an Exercise Price of $0.36

Warrants to Purchase Common Stock with an Exercise Price of $0.18

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $1.1 million; Amount of filing fee* $112

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering (i) six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock, and (ii) four (4) warrants with an exercise price of $1.00 or $0.18, as the case may be, in exchange for one (1) share of our Common Stock. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 12,602,770 shares issued as a result of the Offer have an aggregate value of $1.1 million calculated based on the average of the low and high trading price on August 16, 2023 which was $0.08.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $110.20 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”). This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (the “Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated August 21, 2023 (the “Offer to Exchange”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). This is an Offer for all or none of the Warrants. The Offer is subject to the requirement that all Warrants must be tendered by all eligible holders of the Warrants.

The 69,281,020 Warrants subject to our Offer to Exchange consist of (i) warrants to purchase an aggregate of 5,398,966 Shares issued to certain designees of Paulson Investment Company, LLC (“Paulson”) in 2018 with a ten-year term and with an exercise price of $1.00 (“2018 Paulson Warrants”), (ii) warrants to purchase an aggregate of 8,332,439 Shares that were issued to certain designees of Paulson in 2021 with a ten-year term and that had an exercise price of $0.18 (“2021 Paulson Warrants”); and (iii) warrants to purchase an aggregate of 55,549,615 Shares issued to certain investors in 2021 with a five-year term and with an exercise price of $0.36 (“2021 Investor Warrants”). The 2018 Paulson Warrants and the 2021 Paulson warrants are sometimes herein collectively referred to as the “Paulson Warrants.” Under the Offer to Exchange, the holders of the Paulson Warrants will be entitled to receive one (1) share of Common Stock for each four (4) Paulson Warrants exchanged (“Paulson Exchange Ratio”), and (ii) the holders of the Investor Warrants will be entitled to receive one (1) share of Common Stock for each six (6) Investor Warrants exchanged (“Investor Exchange Ratio”). The “Offer Period” is the period commencing on August 21, 2023 and ending at 5:00 p.m., Eastern Time, on September 19, 2023, or such later date to which the Company may extend the Offer (the “Expiration Date”). If all of the Warrants are tendered, the Company will issue approximately 12,602,770 Shares. The Paulson Exchange Ratio and the Investor Exchange Ratio were selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Offer to Exchange is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those parts of items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company and the filing person is SideChannel, Inc., a Nevada corporation. Its principal executive offices are located at 146 Main Street, Suite 405, Worcester, MA 01608. The Company’s telephone number is (508) 925-0114.

(b)	Securities.

As of June 30, 2023, the Company has a total of 76,383,520 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 69,281,020 warrants are subject to the Offer. Each 2018 Paulson Warrant is currently exercisable for one share of our common stock for an exercise price of $1.00. Each 2021 Paulson Warrant is currently exercisable for one share of our common stock for an exercise price of $0.18. Each 2021 Investor Warrant is currently exercisable for one share of our common stock for an exercise price of $0.36. If all of the Warrants are tendered, the Company will issue approximately 12,602,770 Shares.

(c)	Trading Market and Price.

There is no trading market for the Warrants. However, the Common Stock trades under the symbol SDCH on the OTCQB Venture Market. The information set forth in the Offer to Exchange under “The Offer, Section 4. Price Range of Shares” is incorporated herein by reference.

Our Common Stock is considered a “penny stock”, and subject to the requirements of Rule 15g-9, promulgated under the Exchange Act of 1934, as amended. “Penny stock” is generally defined as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock.

The required penny stock disclosures include the required delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market. In addition, various state securities laws impose restrictions on transferring “penny stocks” and as a result, investors in the common stock may have their ability to sell their shares of the common stock impaired.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is 146 Main Street, Suite 405, Worcester, MA 01608. The business telephone number for each such person is (508) 925-0114.

Name	Position
Anthony Ambrose	Director
Brian Haugli	Chief Executive Officer, Director
Deborah MacConnel	Director, Chairwoman
Ryan Polk	Chief Financial Officer
Kevin Powers	Director
Hugh Regan, Jr.	Director

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Sections 1 through 11 of “The Offer” is incorporated herein by reference.

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as exhibits to our Annual Report on Form 10-K filed December 20, 2022. We encourage you to read our Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Our authorized capital shares consist of 681,000,000 shares of Common Stock, $0.001 par value per share. As of June 30, 2023, there were 212,765,780 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. However, our Board of Directors has no present intention to pay any dividends to holders of our Common Stock.

In the event of our liquidation, the holders of our Common Stock will be entitled to share ratably in any distribution of our assets after payment of all debts and other liabilities and the preferences payable to holders of shares of Preferred Stock then outstanding, if any.

Our Certificate of Incorporation authorizes the issuance of 10,0000,000 undesignated shares of Preferred Stock and permits our Board of Directors to issue Preferred Stock with rights, powers, prerogatives or preferences that could impede the success of any attempt to change control of the Company. For example, our Board of Directors, without stockholder approval, may create or issue Preferred Stock with conversion rights that could adversely affect the voting power of the holders of our Common Stock as well as rights to such Preferred Stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such Preferred Stock may delay or prevent a change of control of the Company. Furthermore, shares of Preferred Stock, if any are issued, may have other rights, including economic rights, senior to Common Stock, and, as a result, the issuance thereof could depress the market price of our Common Stock.

Our Articles of Incorporation and the Bylaws do not provide holders of our Common Stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of our shares of Common Stock from obtaining representation on our Board of Directors or the assumption of control by a holder of a large block of our stock or the removal of incumbent management.

In the event of our liquidation, the holders of our Common Stock will be entitled to share ratably in any distribution of our assets after payment of all debts and other liabilities and the preferences payable to holders of shares of Preferred Stock then outstanding, if any.

Our Certificate of Incorporation does not provide appraisal rights to the holders of our Common Stock.

The Offer will increase retained earnings and decrease additional paid-in-capital. The Offer will not materially affect our consolidated statement of operations nor our statement of cash flows.

(b)	Purchases.

No directors or officers hold any warrants subject to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “The Offer, Section 3.C. Purpose of the Offer” is incorporated herein by reference.

(b)	Uses of Securities Acquired.

The securities will be retired.

(c)	Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10), except as follows: (i) (a) the exchange of every six (6) Paulson Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share of the Company, and (b) the exchange of every four (4) Investor Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share of the Company; and (ii) at the Company’s Annual Meeting of Stockholders held on February 15, 2023, SideChannel’s stockholders granted discretionary authority to our Board of Directors to combine outstanding shares of our common stock into a lesser number of outstanding shares, or a “reverse stock split,” at a specific ratio within a range of 2-to-1 to a maximum of a 100-1 combination, with the exact ratio to be determined by our Board of Directors in its sole discretion; and to effect the reverse stock split, if at all, within two years of the date the proposal is approved by stockholders. The Board of Directors has not yet determined what if any action will be taken pursuant to this reverse-split authorization.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

No funds will be paid by the Company to exchanging Warrant holders in connection with the Offer. The Company will use funds on hand to pay the other expenses of consummating the Offer. The Company will use newly issued Shares or Shares held in treasury, if any, to effect the Offer.

(b)	Conditions.

Not applicable because there is no financing.

(c)	Borrowed funds.

Not applicable because no funds are being borrowed for the Offer to Exchange.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities ownership.

No directors or officers hold any warrants subject to the Offer.

(b)	Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The Company has not retained a solicitation agent for the tender offer.

The Company will use the services of its officers and employees to solicit holders of the Warrants to participate in the Offer without additional compensation. The Board of Directors has not made any recommendation.

Item 10. Financial Statements

(a)	Financial Information.

The Company incorporates by reference the Company’s financial statements that were filed in Part II, Item 8 of its Annual Report on Form 10-K filed with the SEC on December 20 2022. Additionally, the Company incorporates by reference the Company’s unaudited financial statements that were filed in Part I, Item 1 of its Quarterly Reports on Form 10-Q filed with the SEC on February 9, 2023, May 9, 2023, and August 9, 2023 respectively.

The full text of the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the SEC prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to SideChannel, Inc., at 146 Main Street, Suite 405, Worcester, MA 01608, attn.: Corporate Secretary . Our telephone number is: (508) 925-0114.

Our book value as of June 30, 2023 was approximately $7.8 million or approximately $0.04 per share. Book value per share represents our total assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2023.

Our tangible book value as of June 30, 2023 was approximately $1.5 million or approximately $0.01 per share. Tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2023.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Offer.

(3)	There are no applicable anti-trust laws implicated in the Offer to Exchange.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.

(b)	Other Material Information.

The information set forth in the Offer to Exchange and the related Letters of Transmittal, copies of which are filed as Exhibits (a)(l)(A), (a)(l)(B), (a)(1)(C), (a)(1)(D), and (a)(1)(E) hereto, respectively, is incorporated herein by reference.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Risk Factors,” “The Offer—Section 11. Additional Information; Miscellaneous,” is incorporated herein by reference. The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Exercise and Exchange pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended, and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Exchange Common Stock for Certain Outstanding Warrants.*
(a)(1)(B)	Letter of Transmittal for the Paulson Warrants.*
(a)(1)(C)	Letter of Transmittal for the Investor Warrants.*
(a)(1)(D)	Notice of Withdrawal for the Paulson Warrants.*
(a)(1)(E)	Notice of Withdrawal for the Investor Warrants.*
(a)(1)(F)	Letter from the Chief Financial Officer of the Company to the Holders of Warrants
(a)(1)(G)	Warrant Exchange Offer Webinar Presentation*
(a)(1)(H)	Executed Letter of Transmittal Confirmation*
(a)(5)(A)	Part II, Item 8 of Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on December 20, 2022 and incorporated herein by reference.
(a)(5)(B)	Part I, Item I of Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, filed with the SEC on February 9, 2023 and incorporated herein by reference.
(a)(5)(C)	Part I, Item I of Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023 and incorporated herein by reference.
(a)(5)(D)	Part I, Item I of Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023 and incorporated herein by reference.
(d)(1)	Form of $1.00 Warrant with Ten Year Term Issued in 2018.*
(d)(2)	Form of $0.18 Warrant with Ten Year Term Issued in 2021.*
(d)(3)	Form of $0.36 Warrant with Five Year Term Issued in 2021.*
107	Filing Fee Table*

* Filed herewith.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: August 25, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer